EX 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Energy Fuels Inc.:
We consent to the incorporation by reference in the registration statements (Nos. 333-217098, 333-205182, 333-194900, and 333-226654) on Form S-8 and registration statements (Nos. 333-228158 and 333-226878) on Form S-3 of Energy Fuels Inc. of our reports dated March 16, 2020, with respect to the consolidated balance sheets of Energy Fuels Inc. and subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2019, which reports appear in the December 31, 2019 annual report on Form 10‑K of Energy Fuels Inc.
Our report dated March 16, 2020, on the consolidated financial statements, refers to changes in the method of accounting for leases and revenues.
Our report dated March 16, 2020, on the effectiveness of internal control over financial reporting as of December 31, 2019, expresses our opinion that Energy Fuels Inc. and subsidiaries did not maintain effective internal control over financial reporting as of December 31, 2019 because of the effect of material weaknesses on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states the following material weaknesses have been identified and included in management’s assessment:

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The Company’s risk assessment process did not adequately identify (1) risks of misstatement due to error or fraud related to its financial reporting processes and (2) risks related to the use of information technology (IT) systems as part of its financial reporting processes, and design adequate controls to address those risks.

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As a consequence of the ineffective risk assessment process, the Company did not design, implement, and maintain effective control activities at the transaction level over significant accounts to mitigate the risk of material misstatement in its financial reporting processes.

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The Company did not design and maintain effective general information technology controls (GITCs) over key IT systems. Specifically, the Company did not establish (1) effective user access controls to provide for an appropriate segregation of duties and to adequately restrict user and privileged access to appropriate financial and IT personnel and (2) program change management controls to provide reasonable assurance that all program changes were subject to appropriate approval before the deployment of the program changes into live production. As a result, automated process-level controls and manual controls that are dependent upon the information derived from these IT systems related to all processes were also determined to be ineffective.

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The Company did not design and maintain effective controls over segregation of duties relating to general ledger entries and the accuracy of those entries. Further, the Company did not sufficiently monitor user access to certain IT systems to assess appropriate access or the effectiveness of journal entry review controls.

•	The Company did not design and maintain effective controls over the accuracy and presentation of the statement of cash flows.

/s/ KPMG LLP
Denver, Colorado
March 16, 2020